EXHIBIT 99.1


                                SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.       Name of company

         Cambridge Antibody Technology

         2) Name of director

         John Aston

         3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

         As in 2 above

         4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

         Computershare Trustees Limited

         5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

         As in 2 above

         6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

         Allocation of partnership and matching shares under Inland Revenue Approved Share Incentive Plan

         7) Number of shares/amount of stock acquired

         610 (consisting of 305 partnership shares and 305 matching shares)

         8) Percentage of issued class

         0.0017%

         9) Number of shares/amount of stock disposed

         Nil

         10) Percentage of issued class

         N/A

         11) Class of security

         Ordinary 10 Pence

         12) Price per share

         (pound)4.91

         13) Date of transaction

         11 December 2002

         14) Date company informed

         11 December 2002

         15) Total holding following this notification

         28,798

         16) Total percentage holding of issued class following this notification

         0.079%

         If a director has been granted options by the company please complete the following boxes

         17) Date of grant



         18) Period during which or date on which exercisable



         19) Total amount paid (if any) for grant of the option



         20) Description of shares or debentures involved: class, number



         21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



         22) Total number of shares or debentures over which options held following this notification

         23) Any additional information

         None


         24) Name of contact and telephone number for queries


         Justin Hoskins, 01223 471471


         25) Name and signature of authorised company official responsible for making this notification


         Diane Mellett, Company Secretary


         Date of Notification 12 December 2002


                                SCHEDULE 11

        NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

2.       Name of company

         Cambridge Antibody Technology

         2) Name of director

         David Glover

         3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

         As in 2 above

         4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

         Computershare Trustees Limited

         5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

         As in 2 above

         6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

         Allocation of partnership and matching shares under Inland Revenue Approved Share Incentive Plan

         7) Number of shares/amount of stock acquired

         610 (consisting of 305 partnership shares and 305 matching shares)

         8) Percentage of issued class

         0.0017%

         9) Number of shares/amount of stock disposed

         Nil

         10) Percentage of issued class

         N/A

         11) Class of security

         Ordinary 10 Pence

         12) Price per share

         (pound)4.91

         13) Date of transaction

         11 December 2002

         14) Date company informed

         11 December 2002

         15) Total holding following this notification

         11,529

         16) Total percentage holding of issued class following this notification

         0.032%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information

None

24) Name of contact and telephone number for queries


Justin Hoskins, 01223 471471

25) Name and signature of authorised company official responsible for making this notification Diane Mellett, Company Secretary

Date of Notification 12 December 2002